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                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549


                                  SCHEDULE 13G

                    Under the Securities Exchange Act of 1934
                                (Amendment No.  )


                              Leading Brands, Inc.
                        ---------------------------------
                                 (Name of Issuer)


                           Common Stock, no par value
                        ---------------------------------
                         (Title of Class of Securities)


                                    52170U108
                        ---------------------------------
                                  (CUSIP Number)


                                December 31, 2007
                        ---------------------------------
             (Date of Event Which Requires Filing of this Statement)


Check the appropriate box to designate the rule pursuant to which this Schedule is filed:

                               [X]  Rule 13d-1(b)

                               [ ]  Rule 13d-1(c)

                               [ ]  Rule 13d-1(d)

* The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

The information required in the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

                                  SCHEDULE 13G

                              CUSIP No.: 52170U108


................................................................................
1.   Names of Reporting Persons

          Interlachen Capital Group LP
................................................................................
2.   Check the Appropriate Box if a Member of a Group

     (a) [ ]

     (b) [ ]
................................................................................
3.   SEC Use Only
................................................................................
4.   Citizenship or Place of Organization

          Delaware
................................................................................
Number of      5.   Sole Voting Power                  -0-
Shares         ................................................................
Beneficially   6.   Shared Voting Power           1,067,685
Owned by Each  ................................................................
Reporting      7.   Sole Dispositive Power             -0-
Person With
................................................................................
               8.   Shared Dispositive Power      1,067,685
................................................................................
9.   Aggregate Amount Beneficially Owned by Each Reporting Person

          1,067,685
................................................................................
10. Check if the Aggregate Amount in Row (9) Excludes Certain Shares (See Instructions)

          [  ]
................................................................................
11.  Percent of Class Represented by Amount in Row (9)

          5.35%
................................................................................
12.  Type of Reporting Person:

          IA


                                  SCHEDULE 13G

                              CUSIP No.: 52170U108


................................................................................
1.   Names of Reporting Persons

          Andrew Fraley
................................................................................
2.   Check the Appropriate Box if a Member of a Group

     (a) [ ]

     (b) [ ]
................................................................................
3.   SEC Use Only
................................................................................
4.   Citizenship or Place of Organization

          United States
................................................................................
Number of      5.   Sole Voting Power                  -0-
Shares         ................................................................
Beneficially   6.   Shared Voting Power           1,067,685
Owned by Each  ................................................................
Reporting      7.   Sole Dispositive Power             -0-
Person With
................................................................................
               8.   Shared Dispositive Power      1,067,685
................................................................................
9.   Aggregate Amount Beneficially Owned by Each Reporting Person

          1,067,685
................................................................................
10. Check if the Aggregate Amount in Row (9) Excludes Certain Shares (See Instructions)

          [  ]
................................................................................
11.  Percent of Class Represented by Amount in Row (9)

          5.35%
................................................................................
12.  Type of Reporting Person:

          IN


                                  SCHEDULE 13G

                              CUSIP No.: 52170U108


................................................................................
1.   Names of Reporting Persons

          Jonathan D. Havice
................................................................................
2.   Check the Appropriate Box if a Member of a Group

     (a) [ ]

     (b) [ ]
................................................................................
3.   SEC Use Only
................................................................................
4.   Citizenship or Place of Organization

          United States
................................................................................
Number of      5.   Sole Voting Power                  -0-
Shares         ................................................................
Beneficially   6.   Shared Voting Power           1,067,685
Owned by Each  ................................................................
Reporting      7.   Sole Dispositive Power             -0-
Person With
................................................................................
               8.   Shared Dispositive Power      1,067,685
................................................................................
9.   Aggregate Amount Beneficially Owned by Each Reporting Person

          1,067,685
................................................................................
10. Check if the Aggregate Amount in Row (9) Excludes Certain Shares (See Instructions)

          [  ]
................................................................................
11.  Percent of Class Represented by Amount in Row (9)

          5.35%
................................................................................
12.  Type of Reporting Person:

          IN


                                  SCHEDULE 13G

                              CUSIP No.: 52170U108


Item 1(a).  Name of Issuer:

            Leading Brands, Inc. (the "Issuer")

Item 1(b).  Address of Issuer's Principal Executive Offices:

            Suite 1800 - 1500 West Georgia Street
            Vancouver, British Columbia V6G 2Z6 Canada

Item 2(a).  Name of Person Filing:

            This Statement is filed on behalf of each of the following persons (collectively, the "Reporting Persons"):

            (i)    Interlachen Capital Group LP ("Interlachen");

            (ii)   Andrew Fraley; and

            (iii)  Jonathan D. Havice.

            As the investment manager of Investcorp Interlachen Multi-Strategy Master Fund Limited, which directly owns the 1,067,685 Shares (as defined herein) reported herein, Interlachen exercises the power to vote or direct the voting, and to dispose or direct the disposition, of 1,067,685 Shares. By virtue of Mr. Fraley's and Mr. Havice's positions as the managing members of the general partner of Interlachen, both Messrs. Fraley and Havice are deemed to have shared voting power and shared dispositive power with respect to all Shares as to which Interlachen has voting power or dispositive power. Accordingly, the Reporting Persons are deemed to have shared voting and shared dispositive power with respect to 1,067,685 Shares. Messrs. Fraley and Havice expressly disclaim beneficial ownership of the Shares reported herein.

Item 2(b).  Address of Principal Business Office or, if None, Residence:

            The address of the principal business office of each of Interlachen and Messrs. Fraley and Havice is 800 Nicollet Mall, Suite 2500, Minneapolis, Minnesota 55402.

Item 2(c).  Citizenship:

            Interlachen is a Delaware limited partnership. Messrs. Fraley and Havice are citizens of the United States of America.

Item 2(d).  Title of Class of Securities:

            Common Stock, no par value (the "Shares")

Item 2(e).  CUSIP Number:

            52170U108

Item 3. If This Statement is Filed Pursuant to Sections 240.13d-1(b) or 240.13d-2(b) or (c), Check Whether the Person Filing is a:

            (a)  [ ]  Broker or dealer registered under Section 15 of the
                      Exchange Act.

            (b)  [ ]  Bank as defined in Section 3(a)(6) of the Exchange Act.

            (c)  [ ]  Insurance company as defined in Section 3(a)(19) of the
                      Exchange Act.

            (d)  [ ]  Investment company registered under Section 8 of the
                      Investment Company Act.

            (e)  [X]  An investment adviser in accordance with Rule 13d-
                      1(b)(1)(ii)(E).

            (f)  [ ]  An employee benefit plan or endowment fund in accordance with Rule 13d-1(b)(1)(ii)(F).

            (g)  [ ]  A parent holding company or control person in accordance with Rule 13d-1(b)(1)(ii)(G).

            (h)  [ ]  A savings association as defined in Section 3(b) of the
                      Federal Deposit Insurance Act.

            (i)  [ ]  A church plan that is excluded from the definition of an investment company under Section 3(c)(14) of the Investment Company Act.

            (j)  [ ]  Group, in accordance with Rule 13d-1(b)(1)(ii)(J).

Item 4.     Ownership:

            (a)  Amount Beneficially Owned:                         1,067,685*

            (b)  Percent of Class:                                      5.35%**

            (c)  Number of Shares as to which such person has:

                 (i)    Sole power to vote or direct the vote:            -0-

                 (ii)   Shared power to vote or direct
                        the vote:                                   1,067,685

                 (iii)  Sole power to dispose or direct the
                        disposition of:                                   -0-

                 (iv)   Shared power to dispose or direct the
                        disposition of:                             1,067,685

            * As of the close of business on December 31, 2007, the Reporting Persons may be deemed to beneficially own 1,067,685 Shares. In addition to the Shares reported herein, the Reporting Persons hold warrants to purchase approximately 500,000 additional Shares at an exercise price of $3.95 per Share (the "Warrants"). The Warrants are exercisable until February 9, 2013. However, the Warrants may not be exercised if, after such exercise, the Reporting Persons would beneficially own, as determined in accordance with Section 13(d) of the Securities Exchange Act of 1934 and the rules and regulations promulgated thereunder, including, without limitation, any beneficial ownership determinations based on any Reporting Persons being deemed part of a group for purposes of Section 13(d), more than 4.99% of the number of Shares then issued and outstanding, unless the Reporting Persons elect to increase their ownership limit (with any increase only being effective on 61 days prior written notice to the Issuer) to 9.99%.

            ** The Shares reported herein constitute approximately 5.35% of the Shares outstanding. Such percentage is based upon 19,953,291 Shares outstanding, which is the total number of Shares outstanding as reported in the Issuer's report on Form 6-K for the quarter ended November 30, 2007, as filed with the Securities and Exchange Commission on January 16, 2008.

Item 5. Ownership of Five Percent or Less of a Class: If this statement is being filed to report the fact that as of the date hereof the reporting person has ceased to be the beneficial owner of more than five percent of the class of securities, check the following [ ].

Item 6.     Ownership of More than Five Percent on Behalf of Another Person:

            Not applicable.

Item 7. Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on By the Parent Holding Company:

            Not applicable.

Item 8.     Identification and Classification of Members of the Group:

            Not applicable.

Item 9.     Notice of Dissolution of Group:

            Not applicable.

Item 10.    Certification:

            By signing below each of the Reporting Persons certifies that, to the best of their knowledge and belief, the securities referred to above were acquired and are held in the ordinary course of business and were not acquired and are not held for the purpose of or with the effect of changing or influencing the control of the issuer of the securities and were not acquired and are not held in connection with or as a participant in any transaction having that purpose or effect.


                                    SIGNATURE

            After reasonable inquiry and to the best of the undersigned's knowledge and belief, the undersigned certify that the information set forth in this statement is true, complete and correct.


Date: February 12, 2008       INTERLACHEN CAPITAL GROUP LP


                              By:  /s/ Andrew Fraley
                                   --------------------------------
                                   Name:   Andrew Fraley
                                   Title:  Chief Investment Officer


                              /s/ Andrew Fraley
                              -----------------------------------
                              Andrew Fraley


                              /s/ Jonathan D. Havice
                              -----------------------------------
                              Jonathan D. Havice